FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number:0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen Street

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/S/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: May 12, 2003

*	Print the name and title of the signing officer under his Signature.

METAL STORM LIMITED ACN 064 270 006 annual report 2002

2002	area denial electronic smart gun individual combat weapon repeatable access denial

Notice of Annual General Meeting
Metal Storm Limited ABN 99 064 270 006

Notice is given that the Annual General Meeting of shareholders of Metal Storm Limited will be held in Brisbane on Friday, 30 May 2003 at 11.00am in The Long Room, Customs House, 399 Queen Street, Brisbane.

Note:

The Board has determined in accordance with the Company’s Constitution and the Corporations Act, that a shareholder’s voting entitlement at the meeting will be the entitlement of that person shown in the register of members as at 5.00pm on Wednesday, 28 May 2003.

ORDINARY BUSINESS

Item 1 – Financial Statements and Reports

The Corporations Act 2001 requires that the report of the Directors, the Auditor’s report and the financial report for the year ended 31 December 2002 be laid before the Annual General Meeting. In addition the Company’s Constitution provides for such reports and statements to be received and considered at the meeting. Neither the Corporations Act 2001 nor the Company’s Constitution requires a vote of shareholders at the Annual General Meeting on such reports or statements, however shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

Item 2 – Election of Directors

To consider and if thought fit, pass the following as ordinary resolutions:

(a)	That Mr James Michael O’Dwyer, who retires by rotation in accordance with Rule 16.1 of the Company’s Constitution, and being eligible, be re-elected as a director of the Company.

(b)	That Lt. General Daniel William Christman (ret), who retires by rotation in accordance with Rule 16.1 of the Company’s Constitution, and being eligible, be re-elected as a director of the Company.

(c)	That General Wayne Allan Downing (ret), who retires by rotation in accordance with Rule 16.1 of the Company’s Constitution, and being eligible, be re-elected as a director of the Company.

Information regarding Messrs O’Dwyer, Christman and Downing is contained in the Company’s Annual Report.

Dated this 24th day of April 2003

By order of the Board

/s/    Sylvie Moser-Savage

Sylvie Moser-Savage

Company Secretary

315 page 1/1 15 July2001

ASIC registered agent number

Lodging party or agent name	METAL STORM LIMITED

Office, level, building name or Po Box no.	BRISBANE, LEVEL 34, CENTRAL PLAZA ONE

street number & name	345 QUEEN STREET

suburb/city	BRISBANE	state/territory	QLD	Postcode	4000

telephone	( )

facsimile	( )					ASS	☐	REQ-A	☐

DX number						CASH	☐	REQ-P	☐

			Suburb/city			PROC	☐

A.S.I.C Logo	Australian Securities & Investments Commission Notification of Resignation, removal or cessation auditor	form 315 Corporations Act 2001 319 (5) (a), 324(1) & (2), 327 (4) & (15) 329(11)(c), 330

Company name	Metal Storm Limited

A.C.N	064 270 006

Details of company (tick one box)	☑ public company	☐ proprietary company

Details of resignation, Removal of cessation

☑     notice was received of the resignation of the auditor/s

         dateof receipt of notice of resignation (d/m/y)         26      /    04    /  2002

☐      the auditor/s was/were removed from office

         date of removal (d/m/y)             /            /

☐      the auditor is deceased

         dateof death (d/m/y)             /            /

☐      the auditor has been disqualified for reasons specified under section 324(1) or (2) of the Corporations Act 2001

         dateof disqualification (d/m/y)            /            /

☐      the company is being wound up (refer section 330 of the Corporations Act 2001)

         dateof resolution or date of Court Order(d/m/y)             /            /

☐      the company has become a subsidiary of another company (refer subsection 327(15) of the Corporations Act 2001)

         retiredat AGM held (d/m/y)             /            /

Details of resigning auditors

Name (family & given names)

or if a firm, business name	Deloitte Touche Tohmatsu

Office level building name	Brisbane, Level 25 Riverside Centre

Street number & name	123 Eagle Street

suburb/ city	Brisbane	State/territory	Qld	postcode	4000

Name (family & given names)

or if a firm, business name

Office level building name

Small Business (less than 20 employees),

Please provide an estimate of the time taken

To complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information The time spent by all employees in collecting and providing this information hrs 20 mins

Street number & name

suburb/ city	State/ territory	postcode

Signature	I certify that the information in this form is true and complete

print name	Sylvie Moser-Savage	capacity	Company Secretary

sign here	date	22 / 4 / 2003

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metal storm limited

ACN 064 270 006

Annual Report 2002

Metal Storm Limited is an international electronic ballistics technology company with offices in Australia and the US. The company owns the proprietary rights to revolutionary 100% electronic ballistics technology which is being developed in collaboration with US and Australian defence agencies, and some of the world’s leading scientific research organisations. Metal Storm listed on the Australian Stock Exchange in mid-1999, and to meet increasing US investor demand for its securities successfully listed on the Nasdaq Small Cap Market in December 2001.

Annual General Meeting

The Annual General Meeting of Metal Storm Limited will be held in the Long Room, Customs House, 399 Queen Street, Brisbane, on Friday, 30 May 2003 at 11.00 am. The business of the meeting is outlined in the formal Notice of Meeting and Proxy Form which are enclosed with this report.

Contents

Metal Storm Limited	1
Corporate Directory	1
Chairman’s Review	3
CEO’s Review	5
Directors	11
Senior Management	13
Corporate Governance Statement	15
Directors’ Report	18
Financial Accounts and Statutory Statements
Additional Stock Exchange Information

CORPORATE DIRECTORY

Offices

Australia

Level 34, Central Plaza One

345 Queen Street

Brisbane Qld 4000

GPO Box 1097

Brisbane Qld 4001 Australia

Telephone:        +61 7 3221 9733

Facsimile:         +61 7 3221 9788

Website:            www.metalstorm.com

United States of America

Metal Storm, Inc.

Suite 810

4350 N Fairfax Drive

Arlington VA 22203

Telephone:        +1 703 248 8218

Facsimile:         +1 703 248 8262

Email:                ms@metalstorm.com

Directors

Admiral William Arthur Owens

(US Navy retired) Chairman

James Michael O’Dwyer

Kevin John Dart

Terence James O’Dwyer

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Lt. General Daniel W. Christman

(US Army retired)

General Wayne A. Downing

(US Army retired)

Company Secretary

Sylvie Moser-Savage

Auditors

Ernst & Young

Bankers

Westpac Banking Corporation Limited

Share Registry

Australia

Computershare Investor Services

Pty Limited

Level 27 Central Plaza One

345 Queen Street

Brisbane Qld 4000 Australia

Telephone: +61 7 3237 2137

Facsimile: +61 7 3229 9860

US

Bank of New York

Depositary Receipts Division

620 Avenue of the Americas

6th Floor

New York NY 10011 USA

Lawyers

McCullough Robertson

Brisbane Australia

Pillsbury Winthrop

Sydney Australia

Greenberg Traurig

Washington DC USA

Patent Attorneys

Pizzeys

Brisbane Australia

Stock Exchange Listings

Australian Stock Exchange trading code – MST

Nasdaq Exchange ticker symbol – MTSX

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CHAIRMAN’S REVIEW

In this review last year I spoke of the ever increasing opportunities opening to Metal Storm across the international arena. Over the past 12 months highly prospective opportunities have been identified, and more importantly, appropriate strategies have been developed to ensure outcomes to the company and its shareholders will be maximised.

Metal Storm’s overriding goal is now to generate regular and sustainable early revenue streams from the most prospective of these opportunities. The Board and senior management some time ago identified that the most effective strategy to achieve this goal is to participate in an ever-widening range of government funded research and development (R&D) programs. Of foremost interest are situations where the company can conduct R&D development via funding which has been directly allocated under these programs. Significantly, our progress in this area over the past 12 months has been positive, and the company commenced 2003 with clear signs that additional revenue flow on from our expanding base of R&D programs will materialise as the year progresses.

Besides unlocking immediate income, securing additional R&D programs, particularly in the US, holds the strategic advantage of placing our technology squarely at the forefront of major defence development programs. It also positions the company on the radar screens of the leading international defence technology companies which are invariably involved with such programs. Over the past year Metal Storm has successfully augmented the range and extent of our existing R&D program commitments through securing a number of new funding arrangements. These arrangements, which open avenues for new applications of our technology, included four Small Business Innovation Research (SBIR) grants from the US Department of Defense (DoD).

The SBIR program typifies the type of funding programs the company will be vigorously pursuing for the foreseeable future. The SBIR program will remain a high priority for Metal Storm over the coming 12 months, based on the fact that four of the five applications involving Metal Storm technology to date, have been successful. It is worth reinforcing that our progress as a company, and the future financial returns to our shareholders will be linked to the US defence sector, and in particular, the forging of ever closer strategic ties with the US DoD. The business opportunities open to breakthrough technology companies such as Metal Storm are clearly highlighted by the US $57 billion annual budget allocated by the DoD for defence research, development, test and evaluation, and procurement.

Importantly, our US office, which has now been operating for two years, is proving an increasingly valuable resource in leveraging new opportunities in this critical DoD market. The capability of our US operations was further bolstered in 2002 with the appointment of Mr Russell Zink as Senior Vice President—Business Development US; the addition of Lt. General Daniel Christman, President of the Kimsey Foundation, to the Board; and the welcome return of General Wayne Downing as a director. The Board recognises that current US DoD budgets for research, development and procurement remain understandably skewed in favour of US national companies. To ensure all future potential revenue opportunities in this market are maximised, the company is investigating the transition of its US subsidiary into a fully domiciled US entity. Shareholders will be kept abreast of any developments in this regard over coming months.

In a further strategic development designed to accelerate our progress with US R&D programs, in March this year the company announced the promotion of CCO, Chuck Vehlow, as Metal Storm’s new CEO. Chuck has extensive defence industry experience in taking R&D projects through to successful completion of procurement contracts, in leading negotiations of technology licence agreements, and mergers and aquisitions. His commercial experience with major US defence companies makes him well suited to lead the company forward.

Significantly, this key appointment now enables Metal Storm’s founder Mike O’Dwyer to focus his efforts solely on the critical areas of innovation and product development, under his new executive position of Director—Scientific Innovation. In this capacity Mike will be free to harness his considerable talents with the aim of moving our product into defence industry markets and providing key technical support for our US R&D program initiatives.

Further reflecting the company’s increased focus on activities in the US and in recognition of US corporate

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governance best practice, two of Metal Storm’s long-standing directors Brett Heading and Peter Pursey resigned from the Board in March 2003. Both have made an invaluable contribution to the company’s development, and on behalf of the Board and shareholders I thank them for their unswerving support of the company and its strategic objectives. Peter Pursey will continue to provide an important role for Metal Storm in an executive position.

Sincere thanks are also extended to our valued staff, both in Australia and the US. While we have increased the calibre and capacity of our senior management resources, the volume of our programs and other development work has substantially expanded. Our staff work energetically in furthering the company’s progress, and their efforts should be applauded by all those with a vested stake in Metal Storm.

My fellow directors also deserve thanks for their unqualified commitment and for their selfless contributions of time, energy and wisdom. As mentioned previously, it is uncommon for a company of Metal Storm’s size to have a Board of such stature and experience, and this is a resource which will undoubtedly help drive our future success, particularly in the all-important US market.

To shareholders, our sincere thanks for your continued support and loyalty. Metal Storm is your company, and I, along with our management and fellow directors, remain committed to ensuring your investment and faith will be rewarded.

/s/ ADMIRAL WILLIAM OWENS
Admiral William Owens, US Navy (retired) Chairman

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CEO’S REVIEW

The significant developments of the company’s technology over the last 12 months are now leading to Metal Storm implementing supporting strategies that enhance the company’s business in both Australia and the United States. To realise the value of these developments, Metal Storm is pursuing a number of mutually supporting strategies which will allow shareholders to measure our success. These strategies include:

•	The transition of Metal Storm, Inc., our US subsidiary into a US structure that allows it to pursue and capture R&D revenue directly for Metal Storm.

•	Securing a much greater number of funded Department Of Defence R&D programs, increasing revenue flows to Metal Storm and which produce ‘application specific’ product.

•	Securing additional collaborative and commercial industry agreements with key defence companies globally.

•	Acquiring a small US-based defence company with the engineering, electronics and related skills to support the company’s R&D and growth strategies.

•	Transition maturing programs to commercial products.

•	Re-shaping the company’s Board and management in line with these strategies.

•	The Board is committed to advancing these strategies and may need to modify or adapt them in response to any changes identified in the defence environment.

To provide perspective on Metal Storm’s achievements this year, it is important to understand the nature of the defence industry, which is somewhat different to many other industry sectors in terms of how technology and weapons are developed and brought into service. Ideas that a weapon system can be developed one year and on the operational front line the next year are misplaced. Two key areas differentiate the defence industry. Firstly, there is one primary customer, the Department of Defence. Secondly, the approach to getting products into markets is a ‘pull’ strategy not a broader ‘push’ strategy which characterises many other industries. ‘Pull’ means that defence identifies its ongoing weapon needs and then provides funded programs to ensure products are tailored to meet those specific needs. Companies are then ‘pulled’ towards winning the contract to meet that need. By comparison, in many other industries, once a product meets regulatory standards it can be ‘pushed’ into as many markets as possible.

Metal Storm has made exceptional progress for a small Australian company competing from a standing start in the international defence industry. Metal Storm is the only ASX listed Australian defence weapons company and there is no specialist defence analysis undertaken in the Australian investment market. In the US, the Metal Storm, Inc. office opened in 2001, adding the appropriate level of defence experienced executive staff in management and business development in 2002. Since that time the demand being placed on the company to respond to government defence agency programs has been unprecedented.

The achievements of the US office during this short period in terms of business development proposals, DoD contacts, exposure to Metal Storm technology, SBIR proposals submitted, and contracts won, have been significant for a company the size of Metal Storm competing in the very significant US defence industry sector.

Focus on US Defence Markets

Benefits of Independent US Structure

It has become increasingly apparent, particularly over the past 12 months, that there is an emerging opportunity in the US defence environment for Metal Storm to financially gain from the boost in funding for new generation defence R&D projects. As part of this revenue enhancing strategy, the company is examining ways to transition its US subsidiary, Metal Storm, Inc., to maximise the return value to Metal

5

Storm shareholders. Importantly, such a move would allow Metal Storm, Inc. to contract directly with US government and defence agencies in accordance with US DoD requirements. This would significantly widen the net of R&D funding open to Metal Storm, consolidate greater congressional support for our technology and enhance our prospects for major, long-term commercial arrangements. Revenues derived in this manner would open income streams for Metal Storm to use in addition to shareholder funds as the company moves to become cash positive.

Value of R&D Path in US

The nature of product development in the defence industry is linked directly to funded R&D programs. In simple terms, these programs are determined by defence identifying what weapons (products) it needs to maintain ‘cutting edge’ capabilities for its soldiers into the future. Having selected the capabilities required, the DoD fund R&D programs to ensure the capabilities are developed and supplied to the defence force. In the US alone, the 2003 budget allocated purely for defence Research, Development, Test and Evaluation, and Procurement is US$56.8 billion.

Metal Storm is far better positioned in 2003 than at any time since the company’s inception to achieve revenues from its unique ballistic technology. Revenues and investor returns are the measure of the company’s path to success. Importantly, the base to secure ongoing revenue streams has been put in place over the last 12 months.

While licence agreements remain a priority objective for Metal Storm, it is the R&D programs that produce short term revenues and product that is ultimately the subject of license agreements, therefore it is vital that the company compete in the R&D program process. Government funded R&D programs are an overriding priority for Metal Storm at this stage of the company’s development as they provide:

•	an immediate revenue stream from R&D programs for Metal Storm;

•	opportunities for close and highly productive collaboration with major, established defence companies, through formalised teaming agreements as well as expanding commercial and government agreements and pursuing further opportunities;

•	an end concept/demonstrator product for marketing;

•	ultimate contract production agreements following successful product marketing; and,

•	capitalise on the benefits which an appropriate merger and acquisition opportunity provides.

Revenue Streams

Success in winning R&D funding places Metal Storm technology into mainstream defence development programs. Metal Storm technology has already seen the company successful in four of the five Small Business Innovation Research (SBIR) programs applied for and expect that this success will lead to more SBIR programs and even greater government funding and related product.

Metal Storm’s success to date in the R&D area has been very good. The company currently has seven active programs, all of which are in different stages of development.

Funded Programs Being Developed in 2003

The seven R&D programs in which Metal Storm is currently involved are as follows:

•	The Area Denial Weapon System (ADWS) program with the Defence Science and Technology Organisation (DSTO) will mature in 2003. Demonstrations of this 40mm pod system will follow and Metal Storm has already commenced developing the ADWS marketing plan. The ADWS weapon system will compete as an alternative to conventional land mines and has a wide range of additional applications including vehicle self defence and high value asset protection.

•	The Advanced Individual Combat Weapon (AICW) program with the DSTO. This program, which includes Tenix as a consortium member, is progressing well and is expected to mature next year. The weapon will combine a standard 5.56mm barrel with an electronically fired Metal Storm 40mm barrel which will have the capability to rapidly fire a range of 40mm munitions.

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•	The National Institute of Justice Smartgun program. This program is currently being undertaken with the US Department of Justice to develop a handgun which operates only for the authorised user. This program takes Metal Storm’s VLe handgun and will provide in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production-safe firearm for the law enforcement community of the US, and potentially other friendly police and military forces internationally.

•	The ‘Frill Neck Lizard Interception Technology’ SBIR program with the US Missile Defense Agency and StratCom International LLC. This program is designed to use StratCom’s stratospheric airship platforms with Metal Storm’s technology to improve kill vehicle reliability by enlarging its destructive volume.

•	The ‘Stratospheric Missile Intercept Launch System’ SBIR program with the US Missile Defense Agency and StratCom International LLC. This program combines the StratCom strategic airships wide area detection and tracking capability with Metal Storm electronic ballistics.

•	The US Army SBIR program with Schappell Automation Corporation. This program provides for a lethal and less than lethal Metal Storm weapon pod system. The weapon can be hand held or mounted on a robot vehicle and has added value for use in peace keeping, homeland defence and anti-terrorism operations.

•	The US Navy SBIR program with Schappell Automation Corporation. This program provides for a weapon system for use on navy vessels for close in threats and to provide local security for berthed ships.

Value of SBIRs

Metal Storm technology has led to the successful award of four out of five SBIR grants applied for in 2002. SBIR grants are funded in phases, and provide approximately $300,000 in the first phase over a six month period, followed by up to $1.4M for phase II development. Metal Storm is moving to capture greater revenue for the company from these R&D programs. In addition, Metal Storm will be competing for a much larger number of SBIRs in 2003.

Transformational Weapon Systems

A common thread through many of these programs is an intentional movement from conventional mechanical systems through to next generation defence systems which are small, fast, inexpensive, numerous and network-centric. Metal Storm technology is by its very nature a natural fit with this transformation as it can be simply and effectively integrated with future military networked weapon systems. Metal Storm provides a lightweight, modular, variable calibre, weapon solution that fits with the ‘mix n match’ weapon systems being sought for the future.

Metal Storm’s Own ‘Build’ Program

–    Adding Value

Metal Storm is not just reliant on securing defence programs to ensure its success. The company is pro-active in this area, concurrent with seeking DoD R&D programs and other revenue related agreements. The company is building a number of weapon systems to complement the development work being undertaken in existing programs. The ‘build’ program will ensure Metal Storm has the required demonstrator weapon systems to compete for DoD programs which form part of the US defence budget. The weapons will also be used to accelerate the pace and direction of several current R&D programs.

The key company ‘builds’ include:

•	the 40mm multi barrel pod. Metal Storm is being asked to demonstrate its 40mm weapon system to meet specific DoD needs. This ‘build’ allows Metal Storm to tailor, fire and demonstrate a weapon system that meets a defined DoD need, with a view to gaining revenue through key US funded defence programs. This particular build provides options for 16mm, 40mm or 60mm projectiles to be combined so as to extend the options for the applications of this multi calibre capability.

•	The repeatable access denial weapon system

(RADS) will be built and fired this year to fill an identified naval defence requirement. Metal Storm has

7

signed a teaming agreement with Curtiss Wright/VISTA Controls to participate in this program. Curtiss- Wright/VISTA Controls is a very prominent US defence company who has joined with Metal Storm to supply the weapon mount and electronics so that a complete integrated weapon system can be fired and demonstrated to key defence customers in 2003.

•	Metal Storm 2nd generation ammunition. In October 2002 the company announced the success of a new firing system which reduces external barrel wiring and leads, eliminates barrel ports and external primers, yet retains the infinitely variable rate of fire and multiple barrel capabilities that so clearly define Metal Storm technology. This new firing system is a significant advance of the company’s ballistics and will be further developed as a key element of the company’s build program in 2003.

The ‘builds’ of these important demonstration systems result from Metal Storm identifying them as having potential application in the area of homeland security, force transformation, and future combat systems.

Metal Storm – Technical Data,

Firings and Product Development

Metal Storm has built and fired over 16 weapon prototypes of various calibres ranging from 9mm to 40mm, which indicates the scale and depth of the technology. The company has also developed and expanded its technical and scientific data base which continues to grow at a rapid pace. The company’s intellectual property has also grown in line with these technological developments. The independent research and development on the technology, undertaken by Metal Storm from its own resources, has so far resulted in 49 issued national patents and 284 patent applications in different countries and regions.

In the last 12 months Metal Storm has continued to refine its understanding of what armed forces are seeking as capability for their next generation of weapons. The two way dialogue which has been conducted with defence, who are the real ‘end users’ of weapon systems, has enabled the company to explain first hand, the capabilities that can be achieved with Metal Storm technology. In turn, Metal Storm can now more confidently focus the development of its technology to closely fit with future defence requirements.

The outcome of this dialogue is that Metal Storm has identified a number of product development paths for the company’s technology. To take advantage of these product opportunities, the company is independently completing the development, firing and demonstration of weapon systems which we expect can meet future defence needs. These independent product development efforts are additional to the very important work currently being conducted under existing government R&D agreements and programs, and expand the developing range of products which can springboard from our technology.

Technology Development Agreements

•	DSTO Research Agreement - 40mm, 60mm and .50 calibre high pressure development was conducted under this agreement with DSTO in Australia.

•	NICO Pyrotechnics – Metal Storm has an agreement with NICO relating to the commercial development of munitions from the ADWS program.

•	SAIC Research Agreement - This agreement has been signed for a further three years and is now a nonexclusive agreement, which allows Metal Storm to independently pursue other R&D opportunities.

•	StratCom Teaming Agreement – This agreement is designed to lead to the development and production of specific ballistic products that can be integrated into StratCom’s stratospheric airship. Two approved and funded SBIR programs are already being worked under this agreement.

•	Schappell Automation Corporation (SAC). This agreement is to develop approved and funded SBIR programs with the US Army and Navy.

Major Defence Relationship

- Curtiss-Wright Corporation

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Metal Storm is teaming with the US-based VISTA Controls, Inc., a subsidiary of Curtiss-Wright Corporation, to research, develop, construct and demonstrate a Repeatable Access Denial System (RADS) based on Metal Storm’s technology. VISTA Controls brings substantial expertise to this program through its market-leading experience in designing and producing world class fire control sub-systems and related software. The company’s products have been utilised in numerous key US defence programs.

The RADS System is intended to be used as a new, revolutionary very close-in defence mechanism which offers protection against small, lethal, rapidly moving hostile threats, either on land or at sea.

The agreement, which was formalised in early 2003, will see the team working on completing a fully integrated RADS prototype for demonstration to defence agencies with a view to achieving production contracts. It is envisaged the demonstrations to various agencies will occur by the end of 2003.

The RADS demonstrator will incorporate Metal Storm’s new generation firing system with VISTA’s stabilised weapons platform, acquisition sensor, integrating software and fully integrated user console.

Technical Support Working Group

(TSWG) and Counter Terrorism

The environment in the United States for the last year regarding the TSWG and its efforts to combat terrorism have been time consuming and most of the program efforts have been put on hold by the US Government.

While over 12,000 proposals were received by the TSWG in response to the US government’s request for help after the 9/11 attacks, to date only a handful of proposals have actually been funded. We understand the process of getting responses back to those who presented TSWG and counter terrorism submissions is still in progress.

Metal Storm remains committed to providing the best uses of its unique and revolutionary technology for applications particularly suited to homeland security. We will continue to pursue other important R&D opportunities with a variety of US government services, different agencies, and major defence companies in the US.

Capital Additions

In September 2002 Metal Storm raised an additional $9,192,755 in working capital through a private placement to institutional and private investors.

The private placement comprised the issue of 14,142,700 ordinary shares at 65 cents per share. Investors in the placement were also granted 14,142,700 options to acquire an identical number of ordinary shares at an exercise price of 65 cents per share between 3 September 2002 and 6 September 2004.

In addition, existing shareholders were issued with a bonus option on a 1 for 20 basis exercisable through until 6 September 2004.

Total shares on issue if all bonus and placement options are exercised will be 477,848,672, which would raise a further $26,008,731 by 6 September 2004.

Board and Management Changes

New Directors and Executive

Lieutenant General Daniel W. Christman (US Army retired) was appointed in June 2002 as a non-executive director. General Christman is President and Executive Director of the Kimsey Foundation. Prior to his retirement from the military in 2001, he served in a number of high level positions during a 36 year career in the US Army and federal government, including Superintendent of the United States Military Academy at West Point and as assistant to the Chairman of the Joint Chiefs of Staff at the Pentagon.

General Wayne A. Downing (US Army retired) was welcomed back to the company with his reappointment as a director in late 2002. General Downing in October 2001 elected to vacate his directorship in view of his appointment by President Bush as National Director and Deputy National Security Advisor for

9

Combating Terrorism. As the President’s principal advisor on anti-terrorism initiatives, General Downing was responsible for ensuring multi-agency co-ordination in the US war on terror, and for developing and executing a national anti-terrorism strategy. During his previous two years on the Board, General Downing made a major contribution to the progress of Metal Storm, and his reappointment is viewed as a major plus for the company as it continues to forge new, high level relationships within the US defence community.

Mr Russell Zink was appointed Senior Vice President—Business Development US in September 2002, with prime responsibility for generating R&D and production contracts, as well as securing teaming, partnering or licensing arrangements with major defence firms. With 25 years of defence experience in program management, marketing and business development, Mr Zink is well qualified to contribute to Metal Storm’s commercial success.

Ms Sylvie Moser-Savage was appointed Metal Storm’s Company Secretary in January 2003. Ms Moser-Savage has over sixteen years experience in accounting, finance and administration and her qualifications include a Bachelor of Commerce in accounting and an MBA in business law.

Retirement of Directors

As a consequence of the company’s increasing focus on activities in the US and in recognition of US corporate governance best practice, two of Metal Storm’s directors retired from the Board in March 2003. Mr Peter Pursey has been a director since 1994 and Mr Brett Heading since 1998, and their efforts are much appreciated by the company.

Management Changes

As part of a major company restructure I was appointed Chief Executive Officer of Metal Storm in March 2003, taking over from the company’s founder and inventor of Metal Storm technology, Mike O’Dwyer. Prior to this appointment I was the company’s Chief Corporate Officer for almost 12 months. My background is in taking R&D projects through to successful completion of procurement contracts, and in leading negotiations of technology licence agreements, and mergers and acquisitions. As a former executive with Boeing and McDonnell-Douglas I have held positions in engineering, manufacturing, and distribution. This commercial experience with major US defence industry companies, combined with my defence R&D program experience, will I believe, enable me to effectively lead the company forward in the exciting period we are now entering.

Mike is now able to move his focus back to innovation and product development. His new role as Director – Scientific Innovation will allow him to work full time on advancing innovation and product development of Metal Storm technology. Mike’s role is targeted at moving product into defence industry markets as well as technical support to the US R&D program effort.

Other management changes include Mr Peter Pursey, who stepped down as a director from the Board, and is continuing his important work for the company in the role of Director—Program Development. The company has also announced the imminent appointment of a new executive in Australia with responsibility for investor relations, business development and commercialisation opportunities in Australia, United Kingdom, Europe and Asia.

Metal Storm now has the critical mass in its management team to grow its revenue base, particularly from the US office, and to drive the company’s technology into new areas of development by opening new sources of funding and strategic partnerships as well as expanding on existing relationships.

/s/ CHUCK VEHLOW
Chuck Vehlow Chief Executive Officer

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Directors

Admiral William Owens BS BA MA MBA,

US Navy (retired)

Chairman Age: 62

Admiral Owens has been a Director of Metal Storm Limited since 2000 and was appointed Chairman in November 2001. His distinguished 34-year military career included two years as Vice Chairman of the Joint Chiefs of Staff, the second highest military rank in the US. In this role he was responsible for post- Cold War restructuring of the US Armed Forces and advised the President and Secretary of Defense on the use of military force. Admiral Owens has also served as the Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, senior military assistant to the Secretary of Defense, and Director of the Office of Program Appraisal for the Secretary of the Navy and Commander of the US Sixth Fleet during the Gulf War.

Admiral Owens is Chief Executive Officer and Chairman of Teledesic LLC and a director of Australian telecommunications leader, Telstra Corporation. Previously he was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation, Metal Storm’s strategic alliance partner in the US.

Mike O’Dwyer

Executive Director Age: 58

Mr O’Dwyer is the inventor of the company’s 100% electronic ballistics technology, and holds the position of Director—Scientific Innovation. He is the company’s founder, and until March 2003 was Chief Executive Officer.

Mr O’Dwyer’s role has a focus on innovation and product development, and is targeted at moving product into defence industry markets as well as technical support to the Australian and US R&D program effort.

He has dedicated many years in researching the technology and introducing it to the defence departments of Australia, the US and the UK, and since 1995 he has worked exclusively on further developing the technology and its range of potential applications. Mr O’Dwyer was directly responsible for managing and progressing the strategic alliances Metal Storm currently holds with major defence-related organisations in Australia and the US.

The original invention by Mr O’Dwyer has to date resulted in 49 issued national patents and 284 patent applications in different countries and regions.

Kevin Dart FAICD

Non-executive Director Age: 51

Mr Dart has been a Director of Metal Storm Limited since 1994. He is the founding Managing Director and Chief Executive Officer of Charter Pacific Corporation Limited, a listed investment company which holds 26% of Metal Storm’s issued capital. He is also a director of AGT Biosciences Limited.

Over the past 28 years, he has had a high level of experience in investment and all aspects of property investment and development. He has established relationships with an international network of investors, business associates and strategic advisers.

Mr Dart has been a Fellow of the Australian Institute of Company Directors since 1993.

Terry O’Dwyer B Com Dip Adv Acc FCA FAICD

Non-executive Director Age: 53

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Mr O’Dwyer, a chartered accountant, has been a Director of Metal Storm Limited since 1998. He is Chairman of BDO Kendalls, a large Queensland accountancy firm of which he has been a partner for 24 years. He is also a director of Bendigo Bank Limited, CS Energy Limited, Breakfree Limited and Qld Theatre Co. Ltd. His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee.

Mr O’Dwyer is a member of the State Council of the Institute of Chartered Accountants in Australia and the State Attorney-General’s representative on the Queensland Law Society’s Grants Committee.

Lt. General Daniel Christman US Army (retired)

Non-executive Director Age: 59

General Christman was appointed a Director of Metal Storm Limited in June 2002.

Since 2001, General Christman has served as President and Executive Director of the Kimsey Foundation, a pre-eminent US organisation active in education, community development and international issues.

He has 36 years experiences in the US Army and federal government, holding the position of Superintendent of the United States Military Academy at West Point for five years before his retirement from the military in 2001.

Prior to his West Point post, General Christman served as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In this position he travelled with and advised President Clinton’s Secretary of State on a broad range of military and national security issues.

His command positions with the US Army included service in Vietnam as the Engineer Company Commander, 101st Airborne Division and Commander 54th Engineer Battalion in Germany 1980-82.

General Wayne Downing, BSc MBA, US Army (retired)

Non-executive Director Age: 61

Appointed as a Director of Metal Storm Limited in October 1999, General Downing resigned from the Board in October 2001 following his appointment as US National Director and Deputy National Security Advisor for Combating Terrorism.

Following completion of this role, he was reappointed a Director of the company in October 2002.

General Downing retired from active service in the military in 1996 after a distinguished 34 year career in the US Army. His career included senior commands in infantry, armoured, airborne, special operations and joint units. He commanded all US special operations forces during the 1989 invasion of Panama and commanded a joint special operations task force deep behind Iraqi lines during the Gulf War. General Downing culminated his career as Commander in Chief of the US Special Operations Command (SOCOM). As Commander at SOCOM he was responsible for all special operations forces in the US Army, Navy and Airforce.

He is actively involved in a number of public and private sector boards in the US, and is a Director of Metal Storm’s strategic alliance partner, the US based technology company, Science Applications International Corporation.

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Senior Management

Charles A Vehlow BSc (Eng) MSc (Aero Eng) MBA,

US Army (retired)

Chief Executive Officer Age: 57

Mr Vehlow was appointed Chief Executive Officer of the company in March 2003 and is based in Metal Storm’s US office in Arlington, Virginia. He first joined the company in April 2002 in the role of Chief Corporate Officer.

Mr Vehlow has extensive senior experience in both early stage and established business environments and a strong track record in progressing and finalising defence-related technology licensing agreements, procurement contracts and mergers and acquisitions.

From 1998 to 2000 Mr Vehlow was Vice President and General Manager for Boeing Helicopter Division. Prior to this he held the position for eight years as Vice President of McDonnell-Douglas’ Apache Program for the US Army, which resulted in the current AH-64D Longbow Apache remanufacture production program. Mr Vehlow also served as Director of Customer Support at McDonnell-Douglas from 1988 to 1991.

Mr Vehlow is a member of the US Secretary of the Army’s advisory Army Science Board (ASB).

Sylvie Moser-Savage B Com MBA ASCPA

Company Secretary Age: 38

Ms Moser-Savage joined the company in January 2003. She has extensive experience in accounting, finance, business management and administration.

As Metal Storm Limited’s Company Secretary, she is responsible for the company’s financial and administrative management as well as all secretarial, company reporting and compliance functions. Ms Moser-Savage’s qualifications include a Bachelor of Commerce in accounting and an MBA in business law.

Ramon Bambach B App Sc (Physics), Dip Proj Mngt

Program Engineer Australia Age: 49

Mr Bambach joined Metal Storm as the company’s Ballistics Engineer in May 2001, and is actively involved in developing all aspects of Metal Storm’s R&D programs and project development implementation.

He has substantial experience in all phases of defence industry projects having worked for major Australian defence companies in Australia and overseas. His large project experience includes army communications, naval combat simulation, airborne navigation systems, countermeasures, airborne radar, and the F-111C weapons system. In this capacity he has held a variety of positions as a Systems Engineer, Project Manager, and Engineering Manager. Mr Bambach has acted as a Supervising Engineer in the specialist domains of Electromagnetic Compatibility, Radar and Systems Safety Engineering (including software). Starting as an apprentice electronics technician in the Royal Australian Air Force, Mr Bambach served 12 years full time and three years in the RAAF reserve force. He also lectures part time at the Queensland University of Technology.

Arthur Schatz BSc Pharm

Senior Vice President – Operations Age: 63

Mr Schatz commenced with Metal Storm in 2001 and is based in Arlington, Virginia. Mr Schatz is responsible for strategic and business planning and product development priorities, with an emphasis on

13

the planning, development and implementation of Operations strategy that will provide the focused future direction for the company, in conjunction with business development plans.

For the 12 years prior to joining Metal Storm, Mr Schatz was employed by the Australian Government at the Australian Embassy in Washington, DC. His position as Assistant Director, Defense Industry was to provide support to Australian defence industry in the US marketplace. During his tenure with the Embassy, he was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry. Mr Schatz retired with the rank of Commander after serving in the US Navy for 20 years, and served as a Naval Test Project Pilot and as Head of the Undersea Warfare Branch at Operational Test and Evaluation Force (OPTEVFOR).

Mr Schatz also acted as a consultant to the Naval Air Systems Command providing engineering and logistics support to several Aviation Program Managers.

G. Russell Zink

Senior Vice President – Business Development Age: 60

Mr Zink was appointed as the company’s Senior Vice President – Business Development in September 2002. Based in Metal Storm’s US office, he has prime responsibility for generating R&D and production contracts, as well as securing teaming, partnering or licensing arrangements with major defence firms.

Mr Zink has 20 years of specific defence experience in program management, marketing and business development. Prior to joining Metal Storm he was President and CEO of Systems Management, Inc., the world’s leader in automated weather systems serving the flying public. From 1997 to 1999 Mr Zink was Vice President – Business Development for United Industrial Corp, Inc. and AAI Corporation, a defence manufacturer of mechanical and electronic systems. From 1995 to 1997, he was Vice President and General Manager of SMI. From 1990 to 1995, Mr Zink was with Textron Corporation as a Director of a $400M turbine engine business.

Prior to 1985 he served for 20 years in the US Army in senior operational, contract management and congressional liaison roles.

Peter Pursey AM MBA

Director – Program Development Age: 53

Mr Pursey was a Non-executive Director of Metal Storm Limited from 1994 until his retirement from the Board in March 2003. He has actively contributed to the development of a number of the company’s weapon systems and in his current poistion is directly involved in assisting with the management of a number of the company’s technology projects in Australia and the US.

Mr Pursey is a former Brigadier in the Australian Army and has a detailed knowledge of defence-related technology and strategic security issues. He was awarded the Order of Australia (AM) in 1993.

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Corporate Governance Statement

The Directors are responsible for the corporate governance practices of the company. Set out below are the main corporate governance practices that were in operation throughout the financial year.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

•	the Board should comprise at least six directors;

•	the Board should be made up of at least two-thirds of non-executive directors;

•	the Chairman of the Board should be a non-executive director;

•	the Directors should possess a broad range of skills, qualifications and experience;

•	the Board should meet on a monthly basis; and

•	the Board shall review the activities and performance of the company’s management and shall be provided with all relevant information concerning the activities of the company.

On the day on which the Directors’ Report is made out, the Board consisted of seven non-executive Directors and one executive Director. Details of the directors are set out in the Directors’ Report.

The primary responsibilities of the Board include:

•	the approval of the annual and half-year financial report;

•	the establishment of the long term goals of the company and strategic plans to achieve those goals;

•	the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and

•	ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company’s expense concerning any aspect of the company’s operations or undertakings in order to fulfill their duties and responsibilities as directors.

Audit Committee

The Board has established an Audit Committee consisting of three Directors, at least two of whom are non-executive Directors. The current members of the Audit Committee are:

Mr TJ O’Dwyer (Chairman)

Mr JM O’Dwyer

Lt Gen DW Christman

The Audit Committee provides a forum for the effective communication between the Board and the external and internal auditor functions. The Audit Committee reviews:

•	the annual and half-year financial report prior to their approval by the Board;

•	the effectiveness of management information systems and systems of internal control; and

15

• the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites the external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets with and receives reports from the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for the company’s present financial and administrative position and complexity. Members of the Audit Committee administer the procedures and report to the Board in respect of this matter.

Remuneration Committee

The Board has established a Remuneration Committee consisting of two non-executive directors. The current member of the Remuneration Committee is as follows:

Mr TJ O’Dwyer

Mr JBL Heading was a member of the remuneration committee until 26 March 2003. A replacement for Mr JBL Heading is to be appointed.

The Remuneration Committee reviews the remuneration policies applicable to all Directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a) Salary/fees;

b) Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c) Incentives schemes – including performance-related bonuses and share options under the Discretionary Share Option Scheme.

Particulars concerning Directors’ and executives’ remuneration and the company’s executive and the Discretionary Share Option Scheme are set out in notes 4 to 6 to the financial statements.

Risk Management

The Board is responsible for the company’s system of internal controls. The Board constantly monitors the operational and financial aspects of the company’s activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face the company.

The Board receives recommendations made from the external and internal auditors and other external advisers. These recommendations and appropriate action is taken as and when the Board determines is necessary to ensure an adequate and appropriate internal control environment is in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and that management has suitably qualified and experienced personnel in key positions.

16

Code Of Conduct

As part of the Board’s commitment to the highest standard of conduct, the company has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

• responsibilities to shareholders;

• compliance with laws and regulations;

• relations with customers and suppliers;

• ethical responsibilities;

• employment practices; and

• responsibilities to the environment and the community.

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Directors’ Report

The Directors of Metal Storm Limited submit herewith the annual financial report for the financial year ended 31 December 2002. Pursuant to the provisions of the Corporations Act 2001, the Directors report as follows:

The names and particulars of the Directors of the company during or since the end of the financial year are:

Name	Particulars

Admiral WA Owens

BS BA MA MBA, aged 62, retired in 1996 as Vice Chairman Joint Chiefs of Staff US Defense Forces, senior command experience in defence forces and senior advisor to US Secretary of the Navy. Director since March 2000 and Chairman since October 2001.

Mr JBL Heading	B.Com LLB (Hons) ASIA, aged 46, Solicitor, partner and head of the Corporate Advisory Group of the law firm, McCullough Robertson. Chairman and Director since 1998, Deputy Chairman since October 2001.

Mr JM O’Dwyer	Managing Director, aged 58. Chief Executive Officer and Director since 1994 and inventor of the Metal Storm technology. Mr J M O’Dwyer stood down as Chief Executive Officer on 26 March 2003.

Mr KJ Dart	FAICD, aged 51, Chief Executive Officer of Charter Pacific Corporation Limited with wide business experience in a variety of leading edge technologies. Director since 1994.

Mr TJ O’Dwyer	B Com Dip Adv Acc FCA FAIM FAICD, aged 53, Chartered Accountant in private practice with wide business experience gained with a number of private and public sector boards. Director since 1998.

Mr PLG Pursey, AM

AM MBA, aged 53, retired as Brigadier in the Australian Army in 2000. Detailed knowledge of defence-related technology and strategic security issues. Major contribution to developing and implementing Metal Storm’s strategies for progressing the technology’s application to a variety of environments. Director since 1994.

General WA Downing

BSc MBA, aged 62, retired in 1996 as Commander in Chief of US Special Operations Forces, broad experience with the US Congress and other US Government agencies, Director since October 1999. Retired as a Director October 2001 upon appointment as US Deputy Director for National Security and President George Bush’s principal adviser on combating terrorism.

Lt Gen DW Christman

Aged 59, retired in 2001 after 36 years of experience in positions of increasing responsibility in the Army and the US federal government. Prior to his retirement, Lt Gen Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. Lt Gen Christman served five years as Superintendent of West Point. Director since June 2002.

The above-named Directors held office during and since the end of the financial year except for:

• General Downing returned as a non-executive director 22 October 2002.

• Mr PLG Pursey retired from the Board on 26 March 2003; and

• Mr JBL Heading retired from the Board on 26 March 2003.

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The following Directors were alternate Directors during the financial year.

• Mr SA Cole was an alternate Director for Mr KJ Dart.

Principal Activities

The consolidated entity’s principal activity in the course of the financial year was the further development of its electronic ballistics technology. During the financial year there was no significant change in the nature of that activity.

Review of Operations

The company continued its program of establishing the significance of its electronic ballistics technology to government agencies in USA, Europe and Australia.

Share Capital

The company raised capital of A$9,192,755 following a private placement of 14,142,700 ordinary shares to a range of institutional and private investors. The company also announced a bonus option scheme to existing shareholders on a 1 for 20 basis, exercisable at A$0.65 per share up until 6 September 2004.

US Office – Chief Corporate Officer appointed

Mr Chuck Vehlow was appointed as Chief Corporate Officer. Mr Vehlow has responsibility for the company’s operational business in the US including developing and consolidating relationships with the defence industry, US Department of Defense, commercial and civilian markets. On 26 March 2003, Mr Vehlow was appointed Chief Executive Officer.

Australian Defence Science and Technology Organisation

Defence Science and Technology Organisation (DSTO) completed first successful test firing of a 60mm projectile from Metal Storm’s weaponry system, significantly widening the potential military and civil application of the company’s technology. Preliminary research by the DSTO into the high pressure application culminated in the first successful firing of a stacked round 50 calibre prototype system, with chamber pressure exceeding 72,000 pounds per square inch (psi). This technology has been assigned to Metal Storm by DSTO, and any future development will be carried forward by Metal Storm.

Changes In State Of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

19

Directors’ Report

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 62,500 share options were granted to the following Directors and executives of the company:

Directors and Executives	Number of Options Granted	Issuing Entity	Number of Ordinary Shares Under Option
Mr C A Vehlow	62,500	Metal Storm Limited	62,500

Executive and Employee Share Option Plan

Details of the executive and employee share option plan are disclosed in note 6 to the financial statements.

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the Directors of the company (as named above), the company secretary, Sylvie Moser-Savage, and all executive officers of the company and of any related body corporate against a liability incurred as such a Director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Directors’ Meetings

The following table sets out the number of Directors’ meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 14 Board meetings, no Remuneration Committee meetings and 5 Audit Committee meetings were held.

	Board of Directors		Nomination & Remuneration Committee		Audit Committee
Directors	Held	Attended	Held	Attended	Held	Attended
KJ Dart	14	12	—	—	—	—
JBL Heading	14	14	—	—	5	2
JM O’Dwyer	14	14	—	—	5	1
TJ O’Dwyer	14	9	—	—	5	5
WA Owens	14	12	—	—	—	—
PLG Pursey	14	14	—	—	—	—
WA Downing (re-appointed 22 October 2002)	2	1	—	—	—	—
DW Christman	10	7	—	—	1	1
SA Cole 14 2	14	2	—	—	—	—

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Directors’ Shareholdings

The following table sets out each Director’s relevant direct and indirect interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Fully Paid Ordinary Shares	Listed Share Options	Executive Share Options
KJ Dart	114,476,181	5,718,809
JBL Heading	1,055,000	—	—
JM O’Dwyer	199,729,559	9,986,478	—
TJ O’Dwyer	50,000	—	—
WA Owens	—	—	3,000,000
PLG Pursey	7,685,000	384,250	—
WA Downing (re-appointed 22 October 2002)	500,000	—	2,500,000
DW Christman	—	—	—

Refer to Note 6 and Note 19 of the financial statements for details.

Directors’ and Executives’ Remuneration

The Remuneration Committee reviews the remuneration packages of all Directors and executive officers on an annual basis and makes recommendations to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors. In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the remuneration committee seeks the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a) Salary/fees;

b) Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c) Incentive schemes – including performance-related bonuses and share options under the executive and employee share option plan as disclosed in note 6 to the financial statements.

The following table discloses the remuneration of the Directors of the company, during the 2002 financial year.

Name	Salary/ Fees	Benefits	Incentive Schemes	Total
Executive Director
James Michael O’Dwyer	427,868	49,414	—	477,282
Non-Executive Directors
Kevin John Dart	45,000	—	—	45,000
James Brett Lochran Heading	65,000	—	—	65,000
Terence James O’Dwyer	45,000	—	—	45,000
William Arthur Owens	65,000	152,356	—	217,356
Peter Louis George Pursey	45,000	116,646	—	161,646
Daniel W. Christman	21,158	—	—	21,158
Wayne Allan Downing (re-appointed 22 October 2002)	—	—	—	—

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Directors’ Report

The following table discloses the remuneration of the 5 highest remunerated executives of the company and the consolidated entity, during the 2002 financial year;

Name	Salary/ Fees	Benefits	Incentive Schemes	Total
Company
James Michael O’Dwyer	427,868	49,414	—	477,282
Peter R Wetzig	97,615	30,156	—	127,771
Consolidated Entity
Charles A Vehlow	316,514	—	—	316,514
Arthur David Schatz	238,532	14,258	—	252,790
Russell Zink	75,688	—	—	75,688

During the year the company issued 50,000 ordinary shares at an issue price of $0.52 per ordinary share to executives and employees. The total market value of such shares at 31 December 2002 was $26,000.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

/s/ TJ O’DWYER
TJ O’Dwyer Director BRISBANE,

31 March 2003

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Financial Accounts and Statutory Statements

Independent Audit Report	2
Directors’ Declaration	3
Statement of Financial Performance	4
Statement of Financial Position	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
Additional Stock Exchange Information	31

Independent Audit Report

To the members of Metal Storm Limited

Scope

We have audited the financial report of Metal Storm Limited for the financial year ended 31 December 2002, as set out on pages 25 to 50, including the Directors’ Declaration. The financial report includes the financial statements of Metal Storm Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year’s end or from time to time during the financial year. The company’s Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Metal Storm Limited is in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2002 and of their performance for the year ended on that date; and

ii.	complying with Accounting Standards and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

/s/ Ernst & Young

Ernst & Young

SIGNED

Graeme Browning

Partner

Brisbane,

31 March 2003

Directors’ Declaration

In accordance with a resolution of the Directors of Metal Storm Limited, we state that:

In the opinion of the Directors:

(a)	the financial statements and notes of the company and the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2002 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

/s/    TJ O’Dwyer

TJ O’Dwyer

Director

Brisbane,

31 March 2003

Statement of Financial Performance

for the Financial Year Ended 31 December 2002

		Consolidated		Company
	Note	2002 $	2001 $	2002 $	2001 $
Revenue from ordinary activities	2	210,227	1,059,955	192,698	1,057,941
Employee expenses		(2,449,429)	(1,264,511)	(1,028,045)	(1,087,094)
Depreciation expense		(99,206)	(57,077)	(79,859)	(55,087)
Accounting and audit expenses		(155,672)	(34,903)	(155,672)	(34,903)
Legal expenses		(476,986)	(1,124,220)	(414,264)	(1,123,315)
Travel and entertainment expenses		(192,792)	(444,409)	(126,450)	(443,215)
Consulting expenses		(1,510,467)	(331,918)	(1,415,826)	(331,918)
Borrowing costs		(1,655)	(93)	(728)	(93)
General and administrative expenses		(2,166,598)	(1,241,584)	(1,878,111)	(1,169,050)

Loss from Ordinary Activities Before Income Tax Expense		(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)
Income tax expense relating to ordinary activities	3	—	—	—	—

Net Loss	20	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Total Revenues, Expenses and Valuation Adjustments Attributable to Members of Metal Storm Limited and Recognised Directly in Equity		—	—	—	—

Total Changes in Equity Other than those Resulting from Transactions with Owners as Owners		(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Earnings Per Share
—Basic (cents per share)	23	(1.60)	(0.81)	(1.14)	(0.75)
—Diluted (cents per share)		(1.60)	(0.81)	(1.14)	(0.75)

Statement of Financial Position

as at 31 December 2002

		Consolidated		Company
	Note	2002 $	2001 $	2002 $	2001 $
Current Assets
Cash assets		8,038,283	6,118,822	7,440,630	5,977,040
Receivables	8	584,697	541,601	584,697	930,109

Total Current Assets		8,622,980	6,660,423	8,025,327	6,907,149

Non-Current Assets
Receivables	9	11,671	11,671	2,458,635	—
Investments in subsidiaries	10	—	—	2,920	2,920
Property, plant and equipment	11	151,854	223,300	110,200	172,138
Intangibles	12	6,460,728	3,400,745	6,460,728	3,400,745

Total Non-Current Assets		6,624,253	3,635,716	9,032,483	3,575,803

Total Assets		15,247,233	10,296,139	17,057,810	10,482,952

Current Liabilities
Payables	13	1,752,819	329,758	1,715,653	329,758
Provisions	14	421,871	102,776	94,643	95,536

Total Current Liabilities		2,174,690	432,534	1,810,296	425,294

Non-Current Liabilities
Payables	15	13,376	21,723	—	—
Provisions	16	49,318	60,586	49,318	24,336

Total Non-Current Liabilities		62,694	82,309	49,318	24,336

Total Liabilities		2,237,384	514,843	1,859,614	449,630

Net Assets		13,009,849	9,781,296	15,198,196	10,033,322

Equity
Contributed equity	19	27,096,633	17,025,502	27,096,633	17,025,502
Accumulated losses	20	(14,086,784)	(7,244,206)	(11,898,437)	(6,992,180)

Total Equity		13,009,849	9,781,296	15,198,196	10,033,322

Statement of Cash Flows

for the Financial Year Ended 31 December 2002

			Consolidated Inflows (Outflows)		Company Inflows (Outflows)
	Note		2002 $	2001 $	2002 $	2001 $
Cash Flows From Operating Activities
Research programs funding received			338,717	484,368	337,157	484,368
Payments to suppliers and employees			(5,499,459)	(4,344,605)	(3,911,786)	(4,162,679)
Interest and bill discounts received			187,255	378,348	182,958	376,334
Interest and other costs of finance paid			(6,183)	(93)	(4,095)	(93)
Sundry income			—	82	—	82

Net cash provided by/(used in) operating activities	25	(b)	(4,979,670)	(3,481,900)	(3,395,766)	(3,301,988)

Cash Flows From Investing Activities
Payments for deposits			—	(11,671)	—	—
Payments for investments in subsidiary			—	—	—	(2,920)
Payment for property, plant and equipment			(27,771)	(211,381)	(17,932)	(158,229)
Proceeds from sale of property, plant and equipment			—	227	—	227
Payment for intangible assets			(1,815,868)	(614,883)	(1,815,868)	(614,883)
Research and development costs paid			(544,114)	(98,866)	(544,114)	(98,866)
Proceeds from sale of investments			—	3,001,740	—	3,001,740

Net cash provided by/(used in) investing activities			(2,387,753)	2,065,166	(2,377,914)	2,127,069

Cash Flows From Financing Activities
Proceeds from issues of equity securities			9,420,855	3,105,464	9,420,855	3,105,464
Payment for loan to subsidiary			—	—	(2,070,127)	(388,508)

Net cash provided by/(used in) financing activities			9,420,855	3,105,464	7,350,728	2,716,956

Net Increase (Decrease) In Cash Held			2,053,432	1,688,730	1,577,048	1,542,037
Cash At The Beginning Of The Financial Year			6,118,822	4,487,530	5,977,041	4,487,530
Effects of exchange rate changes on the balance of cash held in foreign currencies			(133,971)	(57,438)	(113,459)	(52,526)

Cash At The End Of The Financial Year	25	(a)	8,038,283	6,118,822	7,440,630	5,977,041

Notes to the Financial Statements

for the Financial Year Ended 31 December 2002

1.	Summary OF Significant Accounting Policies

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)    Accounts Payable

Trade payables and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b)    Changes in Accounting Policy

The accounting policies adopted are consistent with those in the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 “Earnings Per Share” and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

-	costs of servicing equity (other than dividends) and

1.	Summary of Significant Accounting Policies (cont.)

preference share dividends;

-	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

-	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and potentially dilutive ordinary shares.

The revised policy has not had a material effect on the basic and diluted EPS for the 2002 financial year.

(c)    Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(d)    Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(e)    Depreciation

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land and investment properties. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

•	Plant and equipment 2.5 to 5 years

1.	Summary of Significant Accounting Policies (cont.)

(f)    Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of other employee entitlements such as long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date.

(g)    Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(h)    Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

(i)    Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(j)    Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(k)    Investments

Investments in controlled entities are recorded at cost. Investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the company financial statements. Other investments are recorded at cost.

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

(l)    Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The Directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the year.

1.	Summary of Significant Accounting Policies (cont.)

(m)    Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the economic entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 “Consolidated Accounts”. A list of controlled entities appears in note 21 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

(n)    Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o)    Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(p)    Research and Development Costs

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

(q)    Revenue Recognition

Research Program Income

Revenue arising from research program income is recognised when the services required to be performed under the relative milestone/deliverable requirement has been completed and the entitlement to the income earned.

(r)    Technology Development

Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the company, however the company retains the ownership of key elements of the intellectual property that is produced by these development programs.

2.    Loss from ordinary Activities

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Loss from ordinary activities before income tax includes the following items of revenue and expense:
(a) Revenue	187,255	378,349	182,958	376,334
Interest	22,738	681,525	9,506	681,525
Research Program income	234	81	234	82

Other	210,227	1,059,955	192,698	1,057,941

(b) Expenses
Borrowing Costs
Interest—borrowing costs	1,655	93	728	93
Depreciation—non-current assets:
Property, plant and equipment	99,206	57,077	79,859	55,087

Net transfers to provisions:
Provision for annual leave	59,877	50,732	13,918	43,492
Provision for long service leave	24,982	5,275	24,982	5,275
Foreign exchange loss	133,971	57,438	113,460	52,526
Operating lease rental payments	220,200	163,148	78,771	120,538
Proceeds from sale of property, plant and equipment	(473)	(227)	(473)	(227)
3. Income Tax
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:
Loss from Ordinary Activities	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Income tax expense calculated at 30% (2001: 34%) of operating loss	(2,052,773)	(1,160,545)	(1,471,877)	(1,110,140)
Permanent Differences:
Non-deductible legal expenses	49,246	142,674	39,938	142,674
Research & Development	(93,309)	(60,706)	(93,309)	(60,706)
Other	7,979	(172,758)	7,879	(173,760)
Effect on future income tax benefit and provision for deferred income tax due to the change in income tax rate from 36% to 34% (effective 1 July 2000) and 30% (effective 1 July 2001)	—	(2,666)	—	(2,666)

	(2,088,857)	(1,254,001)	(1,517,369)	(1,204,598)
Tax losses not brought to account	2,088,857	1,254,001	1,517,369	1,204,598
Income tax expense attributable to operating loss	—	—	—	—

3. Income Tax (Cont.)
	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $

Income Tax Losses
Future income tax benefit arising from tax losses of the consolidated entity not brought to account at reporting date as the realisation of the benefit is not regarded as virtually certain	5,316,322	3,227,465	4,695,431	3,178,062

The future income tax benefit will only be obtained if:

a)	future assessable income is derived of a nature and of amount sufficient to enable the benefit to be realised;
b)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
c)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

4.    Directors’ Remuneration

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the company, directly or indirectly, by the company or by any related party			1,032,442	1,012,761

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities in which they are Directors or by any related party	1,032,442	1,012,761

			2002 No.	2001 No.
The number of Directors of the company whose total income falls within each successive $10,000 band of income:
$ — — $ 9,999			1	—
$ 20,000 — $ 29,999			1	—
$ 30,000 — $ 39,999			—	1
$ 40,000 — $ 49,999			2	2
$ 60,000 — $ 69,999			1	1
$130,000 — $139,999			—	—
$140,000 — $149,999			—	1
$160,000 — $169,999			1	—
$190,000 — $199,999			—	1
$210,000 — $219,999			1	—
$470,000 — $479,999			1	—
$480,000 — $489,999			—	1

5. Executives’ Remuneration
	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $

Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party			605,053	602,927

Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party	1,174,357	771,110

	No.	No.	No.	No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income:
$110,000—$119,999	—	1	—	1
$120,000—$129,999	1	—	1	—
$160,000—$169,999	—	1	—	—
$250,000—$259,999	1	—	—	—
$310,000—$319,999	1	—	—	—
$470,000—$479,999	1	—	1	—
$480,000—$489,999	—	1	—	1

6.    Executive and Employee Share Option Plan

The company operates a discretionary employee option plan (“Plan”) to enable the Board to provide an incentive to and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the Terms of the Plan is as follows:

Invitations to participate in the Plan are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the company’s shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

Upon the variation of the share capital of the company, the number of shares subject to the option and the exercise price shall be adjusted in such manner as the company’s auditors confirm to be fair and reasonable and consistent with any relevant requirements of the Corporations Act 2001 and the Listing Rules.

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected. Information with respect to the number of options granted under the employee and executive share option plan are as follows:

			2002		2001
			Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(i	)	575,000	$1.16	—
— granted			—		575,000	$1.16
— lapsed			—		—
— exercised			—		—

Balance at end of year			575,000	$1.16	575,000	$1.16

Exercisable at end of year			575,000	$1.16	575,000	$1.16

(i)	Options are exercisable on or before 2 July 2004.

6.    Executive And Employee Share Option Plan (cont.)

Information with respect to Options issued not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the company’s constitution, is as follows:

			2002		2001
			Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(a	)	6,970,000	$0.23	1,375,000	$0.50
— granted	(b	)	129,165	$1.09	5,600,000	$0.16
— lapsed			—	—	—	—
— exercised			(500,000)	$0.48	(5,000)	$0.56

Balance at end of year	(c	)	6,599,165	$0.22	6,970,000	$0.23

Exercisable at end of year			1,599,165	$0.89	1,970,000	$0.77

(a)    Options held at the beginning of the reporting period:

The following table summarises information about unlisted options held by employees and executives as at 1 January 2002:

Number of options	Description			Weighted average exercise price AUD
370,000	On or before 16 March 2003			$0.56
500,000	On or before 31 May 2002	(i	)	$0.48
500,000	On or before 31 May 2003			$0.48
300,000	On or before 18 December 2004			$1.15
300,000	On or before 18 December 2004			$1.64
5,000,000	Exercisable from the date of grant based on share price levels being achieved	(ii	)	$0.01

(i)	The options were exercised during the year, at an average exercise price of $0.48.
(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

6.    Executive and Employee Share Option Plan (cont.)

(b)    Options granted during the reporting period:

The following table summarises information about unlisted options granted during the period:

Number of Options	Date Issued		Exercise Price AUD	Expiry Date
31,250	8 April 2002	(i)	$1.16	8 April 2005
50,000	25 June 2002	(ii)	$1.16	25 June 2005
31,250	8 October 2002	(i)	$1.16	8 October 2005
16,665	17 October 2002	(ii)	$0.57	17 October 2005

(i)	Options issued to executives in accordance with their employment contracts.
(ii)	Options issued to a consultant for services rendered.

(b)    Options held at the end of the reporting period:

Number of Options	Expiry Date	Weighted Average Exercise Price AUD
370,000	16 March 2003	$0.56
500,000	31 May 2003	$0.48
300,000	18 December 2004	$1.15
300,000	18 December 2004	$1.64
5,000,000	Exercisable from the date of grant based on share price levels being achieved	$0.01
31,250	8 April 2002	$1.16
50,000	25 June 2002	$1.16
31,250	8 October 2002	$1.16
16,665	17 October 2002	$0.57

6,599,165		$0.22

7.    Remuneration of Auditors

			Consolidated		Company
			2002 $	2001 $	2002 $	2001 $
Audit or review of the financial report			23,500	22,000	23,500	22,000
Other services	(i	)	115,875	145,000	115,875	145,000

			139,375	167,000	139,375	167,000

(i)	includes fees received for the audit of US GAAP financial statements.

8.    Current Receivables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Research program income receivable	—	328,500	—	328,500
Amounts due from wholly owned controlled entities	—	—	—	388,508
Prepaid insurance	404,958	145,817	404,958	145,817
Prepayments	80,300	—	80,300	—
Goods and services tax (GST) recoverable	86,857	62,472	86,857	62,472
FBT Receivable	5,402	—	5,402	—
Other — Sundry debtors	7,180	4,812	7,180	4,812

	584,697	541,601	584,697	930,109

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)	Trade debtors are non-interest bearing and generally on 30 day terms.
(ii)	Sundry debtors are non-interest bearing and generally have repayment terms of 30 days.

9.    Non-Current Receivables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Amounts due from wholly owned controlled entities	—	—	2,458,635	—
Other – Security deposit	11,671	11,671	—	—

	11,671	11,671	2,458,635	—

10.    Investments in Subsidiaries

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Shares in controlled entities (Metal Storm, Inc.)	—	—	2,920	2,920

11.    Property Plant and Equipment

	Consolidated
	Leasehold Improvements	Plant and Equipment	TOTAL
	$	$	$
Gross carrying amount
Balance at 31 December 2001	3,192	339,884	343,076
Additions	227	27,533	27,760

Balance at 31 December 2002	3,419	367,417	370,836

Accumulated depreciation / amortisation
Balance at 31 December 2001	114	119,662	119,776
Depreciation expense	683	98,523	99,206

Balance at 31 December 2002	797	218,185	218,982

Total written down amount
As at 31 December 2001	3,078	220,222	223,300

As at 31 December 2002	2,622	149,232	151,854

	Company
	Leasehold Improvements	Plant and Equipment	TOTAL
	$	$	$
Gross carrying amount
Balance at 31 December 2001	3,192	286,732	289,924
Additions	227	17,705	17,932

Balance at 31 December 2002	3,419	304,437	307,856

Accumulated depreciation / amortisation
Balance at 31 December 2001	114	117,672	117,786
Depreciation expense	683	79,187	79,870

Balance at 31 December 2002	797	196,859	197,656

Total written down amount
As at 31 December 2001	3,078	169,060	172,138

As at 31 December 2002	2,622	107,578	110,200

12.    Intangibles

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Patents, trademarks and licences	3,446,392	1,630,524	3,446,392	1,630,524
Accumulated amortisation	(714,084)	(378,947)	(714,084)	(378,947)

	2,732,308	1,251,577	2,732,308	1,251,577

Other (Metal Storm Technology)	1,125,000	1,125,000	1,125,000	1,125,000
Accumulated amortisation	(1,125,000)	—	(1,125,000)	—

	—	1,125,000	—	1,125,000
Other (Research & Development)	3,728,420	1,024,168	3,728,420	1,024,168

	6,460,728	3,400,745	6,460,728	,400,745

Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,460,136	174,121	1,460,136	174,121

13.    Current Payables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Trade payables	489,158	200,327	451,892	200,327
Goods and Services Tax (GST) payable	—	46	—	46
PAYG tax payable	2,486	10,179	2,486	10,179
Other sundry accruals	1,261,175	119,206	1,261,275	119,206

	1,752,819	329,758	1,715,653	329,758

Terms and conditions relating to the above financial instruments:

(i)	Trade payables are non-interest bearing and are normally settled on 30 day terms.
(ii)	Other payables are non-interest bearing and have an average term of 30 days.

14.    Current Provisions

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Employee entitlements (note 17)	421,871	102,776	94,643	95,536

15.    Non-Current Payables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Payables	13,376	21,723	—	—

16.    Non-Current Provisions

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Employee entitlements (note 17)	49,318	60,586	49,318	24,336

17.    Employee Entitlements

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
The aggregate employee entitlement liability recognised and included in the financial statements is as follows:
Provision for employee entitlements:
Current (note 14)	421,871	93,224	94,643	85,984
Non-current (note 16)	49,318	60,586	49,318	24,336

	471,189	153,810	143,961	110,320

	No.	No.	No.	No.

Number of employees at end of financial year	10	7	6	6

18.    Non-Hedged Foreign Currency Balances

	Consolidated		Company
	2002 USD	2001 USD	2002 USD	2001 USD
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:
US Dollars
Current – cash on deposit	1,115,860	1,933,918	519,119	1,792,135
Non-current – payables	13,376	21,723	—	—

19.    Contributed Equity

(a)	Issued and paid up capital

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
438,878,548 fully paid ordinary shares (2001: 423,403,558)	27,096,633	17,025,502	27,096,633	17,025,502

(b)	Movements in shares on issue

	2002		2001
	Number	$	Number	$
Balance at beginning of financial year	423,403,558	17,025,502	421,250,210	13,920,038
Issued during the year:
— private equity raising	14,142,700,	9192,755	2,148,348	3,102,739
— less transaction costs	—	(28,442)	—	—
— exercise of options at exercise price of $0.65	15,802	10,271	—	15,802
— exercise of options at exercise price of $0.48	500,000	240,000	—	—
— issued under an employment contract	50,000	26,000	—	—
— issued under the terms of a consultancy agreement	766,488	398,574	—	—
Fair value of options issued as purchase consideration in accordance with consultancy agreements	—	231,973	—	—
Exercise of options under executive and employee share option plan (note 6)	—	—	5,000	2,725

Balance at end of financial year	438,878,548	27,096,633	423,403,558	17,025,502

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(c)	Share Options

Options over ordinary shares:

Unlisted options

During the financial year, 112,500 options were issued over ordinary shares, with an exercise period of 3 years. The options had an average exercise price of $1.16. A further 16,665 options were issued over ordinary shares with an exercise period of 3 years and an average exercise price of $0.57. At year end there were a total of 7,174,165 (2001: 7,545,000) unissued ordinary shares in respect of which options were outstanding. Further details are provided in note 6.

Listed options

During the financial year Metal Storm Limited issued listed options as follows:

	2002
	Number of options	Fixed exercise price
Balance at beginning of year	—	—
— placement under a private equity raising	14,142,700	$0.65
— bonus issue	21,902,573	$0.65
— issued under the terms of a consultancy agreement	766,488	$0.65
— exercised	(15,802)	$0.65

Balance at end of year	36,795,959	$0.65

Exercisable at end of year	36,795,959	$0.65

Listed options have an exercise price of $0.65 and expire on 6 September 2004.

20.    Accumulated Losses

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Balance at beginning of financial year	(7,244,206)	(3,805,446)	(6,992,180)	(3,805,446)
Net loss	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Balance at end of financial year	(14,086,784)	(7,224,206)	(11,898,437)	(6,992,180)

21.    Controlled Entities

		Ownership Interest
Name of Entity	Country of Incorporation	2002%	2001%
Controlled Entities
Metal Storm, Inc.	USA	100%	100%

22.    Segment Information

(a)	Business Segment – secondary segment

The consolidated entity operates predominantly in one business segment being the research and development of ballistics technology.

(b)	Geographical Segment – primary segment

	Australia		North America		Eliminations		Consolidated
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
Sales to customers outside the economic entity	—	—	—	—	—	—	—	—
Inter-segment sales	—	—	—	—	—	—	—	—
Other revenue	266,040	1,052,097	40,260	7,858	—		306,300	1,059,955

Total revenue	266,040	1,052,097	40,260	7,858	—	—	306,300	1,059,955

Segment result	(4,590,923)	(2,907,466)	(1,936,322)	(252,026)	—	—	(6,527,245)	(3,159,492)

Unallocated expenses							(315,333)	(279,268)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(3,438,760)
Income tax expense / (benefit)

Consolidate entity profit from ordinary activities after income tax expense							(6,842,578)	(3,438,760)

Assets
Segment Assets	17,057,810	10,482,952	650,979	201,695	(2,461,556)	(388,508)

Total Assets							15,247,233	10,296,139

Liabilities
Segment Liabilities	1,859,612	449,630	2,836,407	453,721	(2,458,635)	(388,508)

Total Liabilities							2,237,384	514,843

Equity accounted investments included in structure assets	—	—	—	—	—	—	—	—
Acquisition of property, plant and equipment, intangible assets and other non-current assets	2,377,914	871,978	9,839	53,152	—	—	2,387,753	925,130
Depreciation/Amortisation	79,859	55,087	19,347	1,990	—	—	99,206	57,077
Non-cash expenses other than depreciation	763,627	52,526	20,512	4,912	—	—	784,139	57,438

23.    Earnings per share

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Basic earnings per share (cents per share)	(1.60)	(0.81)	(1.60)	(0.81)

Diluted earnings per share (cents per share)	(1.60)	(0.81)	(1.60)	(0.81)

The weighted number of ordinary shares on issue used in the calculation of basic earnings per share	428,801,790	423,403,058	428,801,790	423,403,058

24.    Related Party Disclosures

(a)	Equity Interests In Related Parties

Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 21 to the financial statements.

(b)	Directors’ Remuneration and Retirement Benefits

Details of Directors’ remuneration and retirement benefits are disclosed in notes 4 and 5 to the financial statements and in the Directors’ Report.

(c)	Directors’ Loans

		Consolidated		Company
		2002 $	2001 $	2002 $	2001 $
Directors’ loans in existence as at the reporting date:
Current		947	58	947	58

		947	58	947	58

Repayments received during the financial year in respect of Directors’ loans:
Nature of terms and conditions Normal commercial terms and conditions	Director JM ODwyer	58	2,368	58	2,368

		58	2,368	58	2,368

24.    Related Party Disclosures (cont.)

(d)	Equity instruments of Directors

Instruments at balance date:

Interests in the equity instruments of Metal Storm Limited held by Directors of the reporting entity and their director related entities are:

	Ordinary Shares		Options over Ordinary Shares
	2002	2001	2002	2001
	No.	No.	No.	No.
KJ Dart	114,476,181	119,909,531	—	—
JBL Heading	1,055,000	1,055,000	—	—
JM O’Dwyer	199,729,559	199,729,559	—	—
TJ O’Dwyer	50,000	50,000	—	—
WA Owens	—	—	3,000,000	2,500,000
PLG Pursey	7,685,000	7,385,000	—	—
WA Downing (reappointed 22 October 2002)	500,000	—	2,500,000	2,500,000
DW Christman	—	—	—	—

	323,495,740	328,129,090	5,500,000	5,000,000

Movement’s in director’s equity holdings:

During the year 500,000 options were exercised by General WA Downing and as a result he acquired 500,000 shares through the exercise of options at an average exercise price of $0.48.

There have been no other transactions concerning equity instruments during the financial year with Directors or their director related entities.

(e)	Other Transactions With Directors

At 31 December 2002, Mr JM O’Dwyer owed the company $947 ($58 in 2001).

During the financial year, amounts totalling $116,646 ($44,556 in 2001) were paid or payable by the company to Clarity Business Consulting Pty Ltd for consultancy services, of which Mr PLG Pursey is a director and shareholder.

During the financial year, amounts totalling $222,361 ($251,014 in 2001) were paid or payable by the company to McCullough Robertson Lawyers for legal services, of which Mr JBL Heading is a partner.

During the financial year, amounts totalling $54,120 ($128,747 in 2001) were paid or payable by the company to BDO Kendalls business advisors for accounting and consultancy services, of which Mr TJ O’Dwyer is a partner.

During the financial year, amounts totalling $152,356 ($156,506 in 2001) were paid or payable by the company to Admiral WA Owens (US Navy retired) pursuant to a consultancy agreement with the company.

During the financial year, amounts totalling $nil ($122,226 in 2001) were paid or payable by the company to General WA Downing (US Army retired) pursuant to a consultancy agreement with the company.

25.    Statement Of Cash Flows

(a)	Reconciliation of Cash

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Cash balance comprises:
— cash assets	8,038,283	6,118,822	7,440,630	5,977,041

Closing cash balance	8,038,283	6,118,822	7,440,630	5,977,041

(b)	Reconciliation of net loss after tax to net cash flows from operations:

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Operating loss from ordinary activities after related income tax	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)
Depreciation of non-current assets	99,206	57,077	79,859	55,087
Foreign exchange loss	133,971	57,438	113,459	52,526
(Profit)/loss on sale of non-current assets	—	(227)	—	(227)

Fair vale of services paid for via issue of shares	650,168	—	650,168	—
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:
(Increase)/decrease in assets:
Current receivable	315,746	(217,341)	327,417	(217,341)
Prepayments	(340,725)	(65,226)	(340,725)	(65,226)
Increase/(decrease) in liabilities:
Current trade payables	288,746	1,608	251,565	1,608
Other current liabilities	727,065	60,283	403,767	53,044
Non-current trade payables	—	21,723	—	—
Other non-current liabilities	(11,269)	41,525	24,981	5,275

	(4,979,670)	(3,481,900)	(3,395,766)	(3,301,988)

26.    Financial Instruments

(a)    Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b)    Interest Rate Risk

The following table details the economic entity’s exposure to interest rate risk as at the 31 December 2002:

			Fixed Interest Rate Maturity
2002	Average Interest Rate %	Variable Interest Rate $	Less than 1 Year $	1 to 5 Years $	More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets
Cash	4.6%	2,067,396	5,969,475	—	—	1,412	8,038,283

		2,067,396	5,969,475	—	—	1,412	8,038,283

Financial Liabilities
Trade payables	—	—	—	—	—	1,752,819	1,752,819
Employee entitlements	—	—	—	—	—	471,188	471,188

		—	—	—	—	2,224,007	2,224,007

The following table details the economic entity’s exposure to interest rate risk as at 31 December 2001:

			Fixed Interest Rate Maturity
2001	Average Interest Rate %	Variable Interest Rate $	Less than 1 Year $	1 to 5 Years $	More than 5 Years $	Non-Interest Bearing $	Total $
Financial Assets
Cash	4.9%	2,594,186	3,524,136	—	—	500	6,118,822

		2,594,186	3,524,136	—	—	500	6,118,822

Financial Liabilities
Trade payables	—	—	—	—	—	329,758	329,758
Employee entitlements	—	—	—	—	—	153,810	153,810

		—	—	—	—	483,568	483,568

(c) Credit Risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the economic entity.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity’s maximum exposure to credit risk.

(d) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values.

27.    Commitments and Contingencies

Operating Leases

The operating lease commitments primarily consist of the rental of office premises.

The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2003.

Future payments under non-cancellable operating lease arrangements at year end are:

2003	$93,426

Total minimum rental commitments	$93,426

28.    Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

29.    Additional Company Information

Metal Storm Limited is a listed public company, incorporated in Australia and operating in Australia and the United States of America.

Principal Registered Office	Principal Place of Business
Level 34 Central Plaza One	Australia United	States of America
345 Queen Street	Level 34 Central Plaza One	Suite 810
Brisbane Qld Australia 4000	345 Queen Street	4350 N Fairfax Drive
Tel: +61 7 3221 9733	Brisbane Qld Australia 4000	Arlington VA USA 22203
Fax: +61 7 3221 9788	Tel: +61 7 3221 9733	Tel: +1 703 248 8218
Email: ms@metalstorm.com	Fax: +61 7 3221 9788	Fax: +1 703 248 8262
Website: www.metalstorm.com	Email: ms@metalstorm.com	Email: ms@metalstorm.com
	Website: www.metalstorm.com	Website: www.metalstorm.com

Additional Stock Exchange Information

As at 14 March 2003

Number of Holders of Equity Securities

Ordinary Share Capital

•	438,878,548

All issued ordinary shares carry one vote per share.

Options

•	7,174,165 (Unlisted)

•	36,795,959 (Listed)

Options do not carry a right to vote.

Distribution of Holders Of Equity Securities

Fully Paid Ordinary Shares
1 - 1,000	2,209
1,001 - 5,000	3,813
5,001 - 10,000	1,147
10,001 - 100,000	950
100,001 and over	92

8,211

Holdings less than a marketable parcel	2472

Substantial Shareholders

	Fully Paid
Ordinary Shareholders	Number	Percentage
JM O’Dwyer	131,517,059	29.97
Charter Pacific Corporation Limited	114,476,181	26.04
O’Dwyer Investments Pty Ltd	68,212,500	15.54

	314,205,740	71.55

Twenty Largest Holders of Quoted Equity Securities

	Fully Paid
Ordinary Shareholders	Number	Percentage
JM O’Dwyer	131,517,059	29.96
O’Dwyer Investments Pty Ltd	68,212,500	15.54
Global Defence Systems Pty Ltd	63,450,000	14.46
Charter Pacific Corporation	48,506,039	11.05
ANZ Nominees Limited	10,804,000	2.46
B Walton	8,038,500	1.83
Milaroi Pty Ltd	7,685,000	1.75
Jezdon Pty Ltd	7,107,288	1.62
Mr Graham Budgen	6,285,775	1.43
MS Investments No 2 Pty Ltd	2,904,213	0.66
Tower Holdings Pty Ltd	2,551,923	0.58
Sire Pty Limited	2,082,800	0.47
Charter Pacific Corporation	2,053,344	0.47
Mr Michael John Harris	2,000,000	0.46
Mr Michael John Harris	1,693,650	0.39
Citicorp Nominees Pty Limited	1,428,655	0.33
James V Kimsey	1,390,154	0.32
GMCG LLC	1,071,937	0.24
Double Knob Pty Ltd	1,055,000	0.24
Ramon John Ross	895,165	0.20

	370,733,902	84.52

Additional Stock Exchange Information

As at 14 March 2003

Company Secretary
Sylvie Moser-Savage

Principal Registered Office	Principal Administration Office
Level 34	Level 34
Central Plaza One	Central Plaza One
345 Queen Street	345 Queen Street
Brisbane Qld Australia 4000	Brisbane Qld Australia 4000

Tel: +61 7 3221 9733	Tel: +61 7 3221 9733

Fax: +61 7 3221 9788	Fax: +61 7 3221 9788

Email: ms@metalstorm.com	Email: ms@metalstorm.com

Website: www.metalstorm.com	Website: www.metalstorm.com

Share Registry
Computershare Investor Services Pty Ltd
Level 27 Central Plaza One
345 Queen Street
Brisbane Qld Australia 4000

Tel: +61 7 3237 2137

Fax: +61 7 3229 9860

Website: www.computershare.com

Stock Exchange Listings

Metal Storm Limited’s ordinary shares are quoted on the Australian Stock Exchange Limited (trading code: MST) and its American Depositary Receipts (ADRs) are quoted on the NASDAQ exchange in the United States of America (ticker symbol: MTSX)

Metal Storm Limited

ABN 99 064 270 006

PROXY FORM

[shareholder name & address1]	Securityholder Reference Number (SRN)
[shareholder name & address2]	Holder Identification Number (HIN)
[shareholder name & address3]
[shareholder name & address4]
[shareholder name & address5]
[shareholder name & address6]

PLEASE BRING THIS FORM TO THE MEETING FOR REGISTRATION INTO THE MEETING

I/We, being a member/members of Metal Storm Limited, hereby appoint

(Print name of proxy in block letters)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Friday, 30 May 2003 in The Long Room, Customs House, 399 Queen Street, Brisbane and at any adjournment thereof.

I/we understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as they think fit.

(A tick or a cross should be placed in the appropriate box if the Member wishes to direct the proxy to vote on a poll.)ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
2. Election of Directors:

(a) To re-elect Mr James Michael O’Dwyer as a director.	☐	☐	☐

(b) To re-elect Lt. General Daniel William Christman (ret) as a director.	☐	☐	☐

(c) To re-elect General Wayne Allan Downing (ret) as a director.	☐	☐	☐

Sign Here – This section must be signed for your instruction to be executed.

Individual/Sole Director and Sole Company Secretary	Director/Company Secretary

Dated this ____ day of _____________ 2003.

General Signing Instructions

In the case of joint holders each holder must sign. Where the holder is an incorporated body it must sign in accordance with its Constitution. If this form has been signed by an Attorney and the relative Power of Attorney has not been produced to the Company, a certified copy or the original Power of Attorney must be forwarded with this form for noting.

SEE REVERSE FOR FURTHER INSTRUCTIONS

A proxy need not be a shareholder of the Company.

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001. The Company will require written proof of the representative’s appointment to be lodged with or presented to the Company before the Meeting.

If you wish to make effective appointment of a proxy, you must complete and lodge the form at either:

Metal Storm Limited C/– Computershare Investor Services Level 27, Central Plaza One 345 Queen Street Brisbane Qld 4000	or	Metal Storm Limited Level 34, Central Plaza One 345 Queen Street Brisbane QLD 4000

Or by facsimile to:

07 3229 9860	or	07 3221 9788

Proxies must be received by our share registrar, Computershare Investor Services Pty Limited, at least 48 hours before the time of holding the meeting.

If you would like to appoint a second proxy, an additional proxy form can be obtained by contacting Computershare on 1300 552 270

METAL

STORM